Letterhead:
McAfee & Taft
A Professional Corporation

10th Floor - Two Leadership Square
211 North Robinson - Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439
www.mcafeetaft.com



                                                           JERRY A. WARREN
                                                           ATTORNEY AT LAW

                                                             WRITER DIRECT
                                                            (405) 552-2224
                                                        FAX (405) 228-7424
                                               jerry.warren@mcafeetaft.com



October 18, 2005


VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
         Corporation and Finance

                          Re:  The American Education Corporation
                               Schedule 13E-3
                               File No. 5-54041
                               Form 10-KSB for fiscal year ended 12/31/04
                               Form 10-QSB for quarter ended 3/31/05
                               File No. 0-10873

Ladies and Gentlemen:

          The following is responsive to your letter of comment dated July 27, 2005. We are including herewith a revised copy of the Schedule 13E-3 and a disclosure document marked to indicate changes. The following responses are keyed to your comments in your letter dated July 27, 2005.

Schedule 13E-3
--------------

     1. You have requested that the Company include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of the Company. The information required by Item 3 with respect to each officer and director is included in the Company's
Form 10-KSB/A and is incorporated by reference into Schedule 13E-3.  Items
5 and 6 have been revised as required. Item 10 requires no disclosure other than that already presented. The information required by Item 11 has been updated and is included in the Company's 10-KSB/A which is incorporated by reference to the Schedule 13E-3.

     2. You have requested the Company's calculations as to how the determination was made that approximately 6.5% (6.4% currently) of the stockholders are expected to be cashed out. Set forth below is the information available to the Company for the purpose of such calculations updated to September 30, 2005. Where beneficial owners of shares held in street name are not known, one half of the shares are presumed to be held by owners with less than 2,000 shares.

Holders of Record:             # of Holders                  # of Shares
                               ------------                  -----------
Over 2000 shares                    107                       10,848,387
Under 2000 shares                 2,160                          401,467
     Subtotal                     2,267                       11,249,854

Street name (known) holders:
Named over 2000 shares              112                        1,978,131
Named under 2000 shares             277                          103,703
     Subtotal                       389                        2,081,834

Street name (unknown) holders
 (presumed to be over 2000
 shares)                            61                           400,887
Street name (unknown) holders
 (presumed to be under 2000
 shares)                           300                           400,886
     Subtotal (Street Name)        750                         2,883,607
Total all holders                3,017                        14,133,461
Cash out total shares:           2,737                           906,056


     Based upon those calculations, only 0.064 (6.4%) of the stock is expected to be cashed out. The only conditional events that can effect the calculations above are changes in stockholders' holdings as a result of purchases, sales, combinations of accounts or by beneficial stockholders that held their shares in street name having their shares transferred to them of record prior to Effective Date (defined below) of the reverse split. The calculations above have already assumed that 50% of the shares of unknown beneficial stockholders whose stock is held in street name own less than 2,000 shares, which represents 2.84% of the 6.4% total that is expected to be cashed out. Accordingly, there is a substantial margin to allow for any contingencies that may occur.

     Additionally, since the Company announced its intentions to go private on April 1, 2005, stockholders have had an opportunity to adjust their holdings of the Company's common stock to either be cashed out in the reverse split or to avoid cash out in the reverse split. From April 1, 2005 through September 30, 2005, approximately 1,497,000 shares of the Company's stock have traded at a weighted average price of $0.49 per share. To the Company's knowledge, no insider/affiliate stockholder has been a participant in such trading.

     Since the filing of the original Schedule 13E-3, the shares owned by The objecting beneficial owners of the Company have increased from 432,462 shares to 801,773 shares. The Company believes that this is primarily a result of our current holders acquiring additional shares of the Company's common stock in anticipation of the transaction. During this time period, the average weighted trading price of the Company's common stock for the thirty days preceding the original filing of the Schedule 13E-3 and the filing of Amendment No. 1 to the Schedule 13E-3 were $0.46 per share and $0.59 per share respectively. The Company believes that the recent increase in its shares price is a result of these holdings consolidations and not reflective of the true value of the Company's shares. The Company is, however, considering increasing the amount of the cash out price offered to stockholders in the transaction.

     3. As noted paragraph 2 above, it is highly unlikely that more than 10% of the outstanding shares will be converted into cash as a result of the transaction. The Company will attempt to determine the number of shares that would be cashed out immediately prior to filing the Certificate of Change amending the Company's Articles of Incorporation to effectuate the reverse split (the "Effective Date") by reviewing the Company's stock records with its transfer agent. In the unlikely event that the pre-Effective Date calculation showed that the amendment to the Articles of Incorporation would result in cashing out more than 10% of the outstanding shares, the Company would simply not file the Certificate of Change. Additionally, the Schedule 13E-3 has been amended to provide that the Certificate of Change filed by the Company will provide that the reverse split and the forward split will be null and void if the reverse split and the forward split, individually or collectively, result in more than 10% of the outstanding shares of the Company being cashed out. Finally, disclosure was added to provide that, in the event that the Company files the Certificate of Change and later determines that the reverse split and the forward split will result in more than 10% of the outstanding shares being cashed out, the Company will immediately amend the Certificate of Change to reverse the effect of the reverse split and the forward split.

     4. The transaction amount was changed to $457,500 immediately prior to filing and the amount was changed elsewhere in the documents, except for the "Source and Use of Funds Section." We have updated the information through September 30, 2005 and the amount throughout the document is now $453,500.

     5. We will make certain that any information that is currently included in the Schedule 13E-3 but not included in disclosure statement will be included in the definitive disclosure statement.

Item 2.  Subject Company Information
------------------------------------

     6. The Company's Amended Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB/A") has been updated to provide the market prices through June 30, 2005.

     7. Although the note representing the $300,000 loan to Mr. Butler was not included in the Company's Form 10-KSB for the year ended December 2000 (the year in which the loan was made), the loan was disclosed under
Item 12, Certain Relationships and Related Transactions. In the Company's Form 10-KSB for the year ended December 31, 2003, Item 12 disclosed the repayment of such note in exchange for 200,000 shares of the Company's common stock owned by Mr. Butler. The promissory note has been included as an exhibit to the Company's Form 10-KSB/A. A hard copy of the Note is provided separately with this letter.

     Mr. Butler's wife filed for divorce in 1999, at which time, Mr.
Butler's primary liquid asset was his stock in the Company. Mr. Butler's personal net worth was at a level that required that he either make a sizeable cash settlement or transfer half of his 1,046,575 shares of the Company common stock. Key principal stockholders and the Company's directors suggested and approved the loan to Mr. Butler to avoid the possibility of a large number of company shares passing to Mrs. Butler, which, combined with the shares and options owned by his son (who was previously an officer of the Company and began to liquidate his holdings during this period), would adversely impact the market for the Company's stock if sold. Mr. Butler's son liquidated 207,430 shares in a seven-month period following his termination of employment with the Company during which time the market price of the Company's stock decreased from $1.78 to $0.88 per share. The shares sold by Mr. Butler's son during this period accounted for approximately 15% of the total shares traded during that period.

     As an OTCBB listed company there is low, sporadic demand for the Company's shares, and, based on the factors listed above, the board of directors believed that a loan strategy was in the best interest of all
stockholders.   In addition, the principal stockholders and the board were very concerned by the possible disincentive to Mr. Butler with respect to loss of his share ownership and its value as an incentive to manage the business. Accordingly, the Company made the loan to Mr. Butler on October 26, 2000, and Mrs. Butler received a lump sum cash and long-term cash settlement and 75,000 shares of the Company's stock from Mr. Butler's personal holdings. At the time the loan was made, the board of directors agreed that Mr. Butler could repay the loan by surrendering shares of his Company stock, which would be valued for loan repayment purposes at the higher of market value when the initial loan commitment was made or an amount established by a subsequent valuation. The note signed by Mr. Butler was very informal and did not contain these provisions for repayment by stock surrender.

     In October of 2003, in order to comply with the Sarbanes-Oxley Act of 2002 requirements with respect to loans to officers, Mr. Butler repaid the $300,000 loan by surrendering 200,000 shares of Company common stock. The market value of the stock at the time of the initial loan commitment was $1.50 per share and an average of closing prices in the time period in which the transaction was initiated was somewhat higher. Board minutes for January 31, 2004 noted that Mr. Butler had the option to repay the loan using Company stock at the higher of market at the time of the initial loan commitment or at an amount established by an independent valuation. Such a valuation was made in early 2003 and the value at that time was approximately $0.81 per share. As a result, Mr. Butler's shares were valued at their market value at the time of the initial loan commitment and Mr. Butler recognized no ordinary compensation expense.

     Mr. Butler agreed to deliver his endorsed certificate to the Company upon agreement by all the parties to the repayment terms. The market value on that date, October 26, 2003, was $0.60. The characterization of the transaction as a repurchase of common stock was discussed by the Company's chief accounting officer and its auditors and was determined to be an appropriate classification.

Item 5.  Past Contacts, Transactions
------------------------------------

     8. Janice Butler is the wife of Jeffrey Butler, the Chief Executive Office of the Company. This relationship has been added to the disclosure under Item 5.

Item 6.  Purpose of the Transaction
-----------------------------------

     9. We have revised the Disclosure Statement under "Special Factors - Purpose of the Transaction" to disclose that the Company has no plans or negotiations that would result in the actions set forth in Items
1006(c)(1)-(8) of Regulation M-A other than as described in response to this item.

Item 11.  Interest in Securities of the Subject Company
-------------------------------------------------------

     10. The security ownership has been updated in the Form 10-KSB/A to the most recent date practicable on the date the Form 10-KSB/A was filed with the SEC.

Item 13.  Financial Statements, etc.
------------------------------------

     11. The Company's Form 10-KSB/A shows Learning Pathways, Ltd. as a discontinued operation for the years ended December 31, 2004 and 2003.

     12. Item 1010(a)(3) of Regulation M-A requires that the Company furnish the ratio of fixed charges computed in a manner consistent with
Item 503(d) of Regulation S-K. Item 503(d) of Regulation S-K requires that a ratio of earning to fixed charges be shown if "you register debt securities." Nevertheless, we have included this ratio in the disclosure statement under "Financial and Other Information." Item 1010(b) of Regulation M-A requires proforma financial statements "if material." The transaction will have the effect of reducing cash by $453,500 and decreasing common stock and paid in capital by the same amount. The Company does not believe that this is material.

Item 14.  Persons/Assets, Retained
----------------------------------

     13. You have requested that the Company provide the disclosure required by Item 1009(b) of Regulation M-A with respect to employees used by the board of directors in connection with the transaction. The Disclosure Document has been revised to indicate that the Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson have performed management services to the Company in connection with the transaction. Other than as disclosed, no employees are being used by the board of directors in connection with the transaction other than in routine support matters.

Item 16.  Exhibits
------------------

     14. Loan documents were filed as exhibits to the Company's Form 10-QSB for the quarter ended June 30, 2005, filed with the SEC August 15, 2005.

Exhibit A.  Disclosure Statement Outside Cover Page
---------------------------------------------------

     15. The legend required by Rule 13e-3(e)(1)(iii) is included on the cover page, in bold type, of the disclosure document. This will be on the front page of the documents mailed to stockholders.

     16. The second sentence of the second paragraph of the disclosure statement states that the directors concluded that the transaction is fair to all stockholders, which would include the unaffiliated stockholders.
We revised the sentence to make it clear that the board determined that the transaction was fair to the unaffiliated stockholders. There are no other affiliates engaging in the transaction.

     17.  We have eliminated the referenced sentence concerning
"extensive" analysis from the second paragraph of the disclosure statement.

Summary Term Sheet
------------------

     18. We have added a paragraph to the "Summary Term Sheet" titled "Recent Trading Activity."

     19. The second sentence under "fairness" under the "Summary Term Sheet" has been eliminated.

Cautionary Statement Regarding Forward Looking Statement
--------------------------------------------------------

     20. The cautionary statement regarding forward looking statements has been revised to state that the safe harbor provisions of Section 21E(b)(1)(E) of the 34 Act do not apply to the going private transactions.

Introduction.  Company Securities
---------------------------------

     21. The outstanding share information will be as of the most recent practicable date in the definitive disclosure document that is mailed to the stockholders.

Special Factors
---------------

     22. All of the information required by Items 7, 8, and 9 of Schedule 13E-3 now appears under "Special Factors," including the information under the caption "Stockholder Approval."

Reasons for the Transaction
---------------------------

     23. It is impossible to say exactly when or who first proposed the possibility of going private. Discussions of going private were occurring as early as 2000 and have resurfaced periodically and informally with the board since that time. These discussions occurred in response to various stockholder suggestions related to the Company's share price, the volatile nature of the market and a growing realization by affiliates and the board of the lack of liquidity for all stockholders on the OTCBB market.
Various sales by former officers and directors and non-affiliates caused the Company's total market capitalization to drop to a five year low in December of 2003, which furthered the board's view as to the volatility and lack of liquidity that resulted from being traded on the OTCBB market. However, beginning in late 2001 and continuing into mid 2003, the Company and its specific industry segment went into a contraction, and the Company's consolidated growth slowed or declined and its profitability was impacted. During this period, going private was not financially possible.

     The board and majority stockholders, in light of the substantial sales by former officers and directors and their known impact on the Company's market valuation, also have reviewed and considered from time-to-time the unusual "top heavy" composition of the Company's ownership. This ownership is comprised of approximately 15 persons who control 72 percent of the outstanding shares. This top heavy ownership would prevent any material stockholder from achieving liquidity on all or a portion of their ownership without adversely impacting the value of other stockholders or their remaining ownership. The valuations provided by the OTCBB market over the past three and one half years and the impact that any substantial sale into the market would have on the Company's stock price prohibit any reasonable alternative for the majority ownership to achieve liquidity or for the Company to raise capital to buy out major stockholders.

     In 2002, the Sarbanes-Oxley Act was enacted. The requirements of the Sarbanes-Oxley Act clearly required additional legal, accounting, personnel, and other costs to maintain and comply with the regulatory environment. As the expense of compliance became clear, the Company had to consider alternatives.

     In June of 2004, a disgruntled former employee filed unfounded claims with the Company's lending bank, the SEC, the Public Accounting Oversight Board and various Oklahoma regulatory agencies. This led to a subsequent audit by the bank's auditors and the PCAOB review of the Company's public accounting firm, which led to no changes in the Company's accounting or audit practices. A hard copy of the letter to the Ft. Worth office of the SEC dated April 2005 has been provided separately with this letter. These factors, including the cost of the incremental accounting and legal advice and the significant management distraction, further motivated the Company's officers and directors to review the benefits to the stockholders in remaining a public entity.

     The Company began to improve its financial performance in 2004, but its subsidiary operations continued to adversely impact the Company's business. This required management to focus on the necessary actions required to restructure and possibly close or dispose of various business units. As a result, management and the board had little time to devote to possible privatization until early 2005.

     The Company's internal deliberations on this matter and the possibility of the move to privatize the Company were disclosed to the public on April 1, 2005, after private financing was obtained by the Company to increase its working capital. This was the loan in March
2005 from David Smith. Mr. Smith first approached management and the Company's principal stockholders (Garber, Schoolfield and Weiss) concerning his interest in acquiring a convertible note from the Company. The Company's chief executive officer, Mr. Butler, had an established long-term relationship with Mr. Smith.

     Mr. Smith expressed an interest in investing in the Company as a result of his personal interest in educational technology, knowledge of the industry and the Company. Mr. Smith had recently retired from the non-executive chairmanship of T&F Informa, Ltd., a major British publishing corporation active in various aspects of educational publishing. Prior thereto, he was president of the education division of the major Dutch publishing concern, Wolters Kluwer, NV. Mr. Smith left Wolters Kluwer to become the managing director and chairman of T&F Informa. Prior to joining Wolters Kluwer, Mr. Smith had been a senior executive at Nelson - Thornes, Ltd., a major U.K. based publisher of educational textbooks and software.

     When negotiations with Mr. Smith were at a point where a closing was a reasonable certainty, the Company moved as rapidly as possible to finalize an internal analysis of the privatization transaction. Alternatives to going private were not discussed at this point because the Company could no longer afford to remain public and the Company's principal stockholders were not interested in a sale of the Company to a third party. The determination to go private through the use of a reverse stock split followed by a forward split was developed by the Company's CFO in consultation with its legal counsel, McAfee & Taft. The alternatives discussed are disclosed under "Special Factors - Alternatives to the Transaction" in the disclosure statement. The reasons for the transactions are further discussed under "Special Factors - Reasons for the Transaction" in the disclosure statement.

     24. No materials were presented by a third party to the board of directors that related to the transaction.

     25. See our response to Item 23 above concerning the factors listed as contributing to the decision to go private, etc.

     26. The $300,000 estimate of the cost of complying with Section 404 of Sarbanes-Oxley was internally generated. The components of the expense include the need to hire a certified public accountant to run the documentation process (salary plus fringe benefits estimated at $85,000), an accounting clerk (estimated $45,000), software for internal control identification and management (estimated $50,000), audit of internal controls and the change to a regional accounting firm (minimum $75,000), and one-third of CFO time to oversee the entire process ($45,000). These estimates were derived after discussion with the Company's auditors and with representatives of other public companies who are or were estimating costs of compliance. A survey by the Financial Executive's Institute in July of 2004 determined that companies with less than $100 million in revenue will pay an average of $192,000 solely for external consulting, software and other vendor charges. There are no known or probable compliance problems with respect to Section 404, except for the time and expense involved.

     27. The $50,000 per year estimated as a savings for not being public is based upon historical costs incurred. These costs include approximately $30,000 in accounting and legal fees for the Company's '34 Act filings. Annual meeting costs, including printing of proxy statements, transfer agent fees and postage and the cost of handling the meeting have historically approximated $15,000. Fees for press releases approximate $5,000 annually.

     28. The Company anticipates providing remaining stockholders with annual and quarterly financial statements. These may be provided through access to a special website accessible only to stockholders. Management plans to hold an annual meeting of stockholders in accordance with the bylaws and the Nevada statutes. None of the costs included in Item 27 would be incurred as a private company, except relatively minor costs of mailing a notice of stockholders meeting and actually holding the meeting.

Factors Considered by the Board of Directors
--------------------------------------------

     29. We believe that the discussion of the factors favoring the transaction, together with the discussion of the potentially adverse factors, adequately discloses the board of directors' reasons for pursuing the transaction. Instruction 3 at Item 1014 of Regulation M-A merely provides that "conclusory statements" as to fairness will not be considered sufficient. The Company has not made a conclusory statement; they have listed the factors that were in fact considered. Item 1014(b) of Regulation M-A states that weight must be assigned to each factor only "to the extent practical." Nevertheless, the section "Special Factors - Factors Considered by the Board" has been revised slightly to discuss the concentration of ownership of the Company's stock in more detail, to note the problems with the trading market for the Company's stock as well as with other companies in the industry and to state that approximately equal weight was given to all factors, with emphasis on historical price performance.

     30.  As noted in Item 29 above, the discussion under "Special Factors
- Factors Considered by the Board" lists factors both in favor of and possibly adverse to the transaction. These factors consider both stockholders who will be cashed out and stockholders who will remain as such. For example, note the last two factors listed as factors favoring the transaction and the factors listed as potentially adverse. We believe this is in compliance with question and answer number 19 of Exchange Act Release No. 17719, which states that with respect to a reverse split the disclosure should specifically address the fairness of the transaction to security holders who would retain their interest in the Company as well as those who would not.

     31. We have added a disclosure to indicate that it is the director's belief that the high cost of insurance coverage is not justified in view of the Company's other financial requirements. We believe it is clear in the context of the statement that the exposure to management and directors is unarguably greater when serving a public rather than a private company.

     32. We have noted that the statements concerning "common industry earnings multiples" and "commonly considered a premium price" statements are based upon reported transactions in industry merger and acquisition advisory services. We have already included the statement that EBIT means earnings before interest and taxes. No other adjustments to earnings were made in calculating EBIT.

     33. Matters concerning the initiation of the transaction with Mr. Smith, the negotiations thereof, and Mr. Smith's experience are covered in response to Item 23 above. Neither Mr. Smith nor the company engaged outside advisors other than their attorneys. The transaction is not expected to have an effect on Mr. Smith's convertible note other than to change the conversion rates (see revisions to "Effects of the Transaction") and the fact that there will not likely be an established market for the stock should he elect to convert.

     The bullet point discussion under "Factors Considered by the Board of Directors" concerning the "several offers" and "independent valuation" has been revised to delete the reference to "several offers" and insert a reference to discussion with various potential lenders or equity investors. The reference to independent valuation has been deleted. We have also added a statement to note that the price at which the note may be converted the stock may not be the same as the price at which stock could be sold.

    34. Pursuant to a confidentiality agreement executed by Mr. Smith, the Company provided, in addition to its publicly available documents, a PowerPoint presentation and supporting financial schedules were presented to Mr. Smith. We have provided hard copies of these separately with this letter. The copies have been marked for confidential treatment pursuant to SEC Rule 83.

     35. We have revised the disclosure so that the Effective Date will be the date the Company files its Certificate of Change (pursuant to N.R.S. 78.209) to effectuate the reverse split. We have also noted that the Company will issue a press release 10 days prior to the date it intends to file. We have also noted in the penultimate paragraph under "Fairness of the Transaction" that the lack of liquidity in the OTCBB market may limit the ability of stockholders to either buy or sell at a satisfactory price.

Alternatives to the Transaction
-------------------------------

     36. You have requested that the Company consider revising the discussion under "Alternatives to the Transaction" to include considerations of additional transactions beside going private. The only alternatives to the transaction would be to remain public, which the Company's financial situation would not allow or a complete sale of the business, in which the major stockholders were not interested. We believe that the discussions under "Reasons for the Transaction" "Factors Considered by the Board of Directors," and "Alternatives to the Transaction" adequately describe the alternatives considered and the reasons for going private. Because the Company decided against either a cash tender offer or a purchase of shares in the open market due to factors other than anticipated costs of such transaction, the Company believes that quantifying the cost of such transactions would be irrelevant.

     37. Mr. Prust was requested by the Company to spend time in addition to his normal duties as a director to review the Company's options and alternatives to deal with subsidiary operations that were losing money. His review of subsidiary operations and recommendations were presented to the Company's board of directors. The Form 10-KSB/A was amended to reflect the nature of Mr. Prust's assistance to the Company in this matter. There were no presentations either to or from outside entities in connection with this matter.

Fairness of the Transaction
---------------------------

     38. At the time the board of directors made their fairness determination, the only additional data that would have been available would have been first quarter results for each of the three companies, including AEC. The Company did not believe that one quarter of data would be reliable to alter the conclusion formed based upon the three previous years of data. The average stock prices used, however, were based on the 30 days prior to the filing.

     39. The disclosure statement has been revised to show that all factors other than historical price performance were given approximately equal weight. All factors used in the Company's determination are included.

     40. References to the FASB pronouncements except for the exposure draft on "Fair Value Measurement" have been removed. The exposure draft cites stock prices in an active market as the best measure of value. Whether the value is used for the presentation of securities holdings for balance sheet presentation or the valuation of securities held by public investors should make no difference. If the markets are efficient and process information about a company and its prospects, and then compares it to other investment opportunities then the market price would be a valid input in the range of valuation techniques.

     41. The going concern value is what the Company would be worth to another party if it acquired and continued to operate the Company, rather than liquidating the Company's assets. Based on a recent acquisition of another firm within the Company's industry, the Company believes that a 10 times EBIT multiple is a reasonable measure of the going concern value. Based on this assumption and 2004 EBIT of $344,574, the value of the Company is $3,445,740, or $0.24 per share.

     Liquidation value is what the assets of the Company are worth if sold as a set of assets (rather than as an operating business) after paying off all liabilities of the Company. Using this method, intangible assets are not considered and tangible fixed assets should be considered at fair market value of the depreciated asset. At December 31, 2004, the most the liquidation value of the Company could be was $362,019 or $0.03 per share (Current + Tangible Fixed Assets = $3,246,877 less Total Liabilities = $2,884,858). At June 30, 2005, the most the liquidation value of the Company could be was $1,121,628 or $0.08 per share (Current + Tangible Fixed Assets = $4,321,869 less Total Liabilities = $3,200,241). The Company believes that this is not a fair measure of value.

     The book value of the Company at December 31, 2004 was $5,392,714 or $0.38 per share. The book value of the Company at June 30, 2005 was $4,971,760 or $0.35 per share. These amounts are below the trading price for most of the last year. While the net book value was evaluated, the Company does not believe that this is a fair measure of value.

     42. The two companies that were selected and discussed under "Fairness of the Transaction" were, as noted, selected because they were profitable reporting companies and were engaged in similar businesses and were listed on the over-the-counter bulletin board. We also note that the companies were selected because they are of similar size and profitability. The companies are identified and named in the footnotes to the table. The Company did not try to project future growth or products in development for other companies.

     43. The Company did take into account a recent acquisition of a firm in the Company's industry, Voyager Expanded Learning, Inc., which was acquired for ten times EBIT by ProQuest Company. The Company disclosed under "Special Factors - Factors Considered by the Board" that it had considered ten times EBIT as a factor in determining the amount paid for each share cashed out in the transaction. The Company did not use the discounted cash flow valuation model because of the inherent uncertainty of future cash flow projections.

     44. The two companies selected are the only two companies in the same business that are approximately the same size in terms of revenue and that are traded on the over the counter bulletin board. The Company did not prepare an analysis of any other companies.

     45. The Company determined that the best way to have an accurate value comparison as determined by the stock market was to determine the total market capitalization for each of the three companies and divide by the same number, i.e., the number of outstanding shares of AEC common stock.

     46. The adjustments related to the issues outside of normal operation (write down of goodwill, gains on sales of assets and litigation settlement expenses), which are disclosed in the footnotes to the table. These events are considered to be one time or unusual events which the Company believes the market tends to discount or ignore in determining stock price. The Company does not believe that omitting the adjustments would change their conclusion.

     47. As noted in the first paragraph following the table, the table indicates that the market values companies in the same segment of the educational software market similarly, regardless of the results of operations. As noted, this is one of the factors that caused the Company to believe that the over the counter bulletin board market has not provided the Company's stockholders with an adequate opportunity for returns and liquidity, irrespective of performance.

     48. We have added disclosures regarding the trading prices and the volume of trading in the Company's shares on a quarterly basis over the last 12 months. The fairness discussion has been revised to address the board's consideration of recent trading prices exceeding the cash out price. The board did consider the acquisition of Voyager Expanded Learning, Inc. by ProQuest Company which occurred in December of 2004. The purchaser paid approximately ten times EBIT for Voyager Expanded Learning. We have included discussions regarding the ten times EBIT calculation in the document.

     49. We have added a statement "and the stockholders who will be cashed out have dissenter's rights of appraisal." We believe the fact that the procedure is allowed by Nevada law and the fact that stockholders who will be cashed out have appraisal rights is indicative of procedural fairness.

     50. The document has been revised to indicate that all of the directors approved the transaction.

Structure of the Transaction
----------------------------

     51. There are no analysis regarding the guidance provided by FASB Exposure Draft "Fair Value Measurements." The Company is only indicating that the market value of an actively traded stock is one of several means of establishing the value of a publicly traded security. The remaining references to the guidance from the FASB have been deleted.

     52. We have added an introduction to the hypothetical examples noting that the examples do not take into account income tax and making a cross-reference to "Material Income Tax Consequences."

     53. Stockholders that own their shares in street name will be treated the same as record holders. The reference that the nominees may have different procedures is made to give notice to beneficial holders that their nominees may have internal procedures that they may also need to comply with in order to effect the transaction. We do not know what each nominee's separate internal procedures may be and thus are unable to
speculate as the range of treatment a street name holder may receive.   We
confirm on behalf of the Company that the Company will count the number of recordholders for Rule 13e-3(a)(3)(ii)(A) purposes in the manner required by Rule 12g5-1.

     54. We have added a disclosure to the last paragraph under "Effects of the Transaction" to note that the conversion price for convertible notes and stock options will be adjusted to reflect the transaction.

     55.  See the answer to 54 above.

Effects of the Transaction
--------------------------

     56. The transaction will not have an effect on the Company's board of directors or executive officers. The effects on security holdings and voting power are noted under "Summary Term Sheet - Effects." We have added a sentence under that subsection to note that the future business operations of the Company will not change as a result of the transaction.

Potential Conflicts of Interest
-------------------------------

     57. We have revised the subsection "Potential Conflicts of Interest" to note that the officers and directors of the Company will remain the same and that affiliated stockholders will have proportionately greater shares and voting power.

Stockholders Approval
---------------------

     58. We have noted under "Stockholder Approval" that we are citing to the Nevada Revised Statutes. We are not aware of any relevant judicial decisions or other interpretations of the statutes.

     59. We believe that the disclosure under "Stockholder Approval" pertaining to Section 78.207 of the Nevada General Corporation Law summarizes the statute in a materially complete manner.

Exchange of Stock Certificate
-----------------------------

     60. We have provided under "Exchange of Stock Certificates" that UMB Bank, N.A., will serve as exchange agent. We are providing herewith a copy of the Exchange Agent Agreement. We will file a copy as an Exhibit to the 13E-3.

Material Income Tax Consequences
--------------------------------

     61.  We have deleted the reference to "General Information Only."

Expenses
--------

     62.  The revisions to expenses have been made.

     63. The line item under expense shown as solicitation expenses has been changed to mailing costs.

Borrowed Funds
--------------

     64. As of September 30, 2005, the Company had cash and cash equivalents of approximately $800,000 and an unused line of credit of approximately $450,000. The Company believes this is sufficient to effect the transaction.

     65. We have identified the bank as UMB Bank, N.A. Because the line of credit is a revolver, there is no requirement to repay any borrowings until the maturity date of March 31, 2006. The Company intends to repay borrowings used in the transaction, if any, through normal generation of operating cash flow.

Exhibit B.  Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------------------


Item 1.  Description of Business
--------------------------------

Third Party Publishing, Marketing Affiliations and Partnerships
---------------------------------------------------------------

     66. The Company's reference to "Strategic Partnering" refers to historical and ongoing efforts to leverage its investment in content and technology through licensing of its content/technology and/or the acquisition of new content and/or technology to incorporate into its product offerings. Other areas of interest are marketplace cooperative efforts. Examples of historical efforts where agreements have been successfully reached are World Book, Atrimus (Go No - University of Michigan), Educational Testing Services (both licensing of technology/content, and out-licensing of the Company's state standards alignment tools). All of these have been announced when considered material and were established and documented by formal agreement as a proven relationship.

     The Company has made presentations to a significant number of companies proposing to engage in partnering activities. These range from large organizations such Harcourt Achieve, Educational Testing Services, McGraw Hill (corporate and divisional entities) Pearson, Scholastic, ProQuest, Houghton Mifflin, Wolters Kluwer, State of Kansas and the U.S. Government. In addition to these entities the Company routinely discussed opportunities with number of other smaller and less well recognized industry organizations. This is a normal and regular industry practice for smaller organizations to seek relationships with larger organizations in the Company's industry segment in efforts to improve marketplace access or additional/specialized content resources at a lower cost. Any material partnering arrangement has been fully disclosed at the time any such relationship was finalized.

     Our reference to the confidential nature of these discussions is that they are often bound by a confidential disclosure agreement between the parties, or the Company's need to not disclose prematurely to competitors information and or the discussions and plans of the Company or a potential partner and impair possible future marketplace competitive advantage.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
------------------------------------------------------------------------

     67. We have revised Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations to provide a more detailed discussion regarding the changes in the "sales mix" in the "Operating Expenses" section of Item 7. Additionally, we revised Item 7 to indicate that the Company spent approximately $660,000 to modify its software engines to improve delivery of our online content and to develop additional reporting and data management features to assist its customers in meeting school accountability requirements.

     You also requested that we consider discussing and analyzing the costs necessary to expand our customer base into new lines of businesses such as home schooling and the resulting impact on liquidity in operations and the costs and effects of complying with, and revising the Company's software to comply with, changes in the No Child Left Behind Act or other state and national educational standards. The Company does not account for those items on an individual basis and is unable to provide the requested information. The Company believes that the discussion in Item 7 includes all the general trends that may materially impact its business. The Company has also made the changes described in this item in its Form10-QSB for the first quarter of 2005 ("First Quarter Form 10-QSB/A").

     68. The Company has revised its Form 10-KSB/A to provide the information requested. The Company has also made the changes requested to the Company's First Quarter Form 10-QSB/A.

Liquidity and Capital Resources
-------------------------------

     69. The Company has revised the liquidity and capital resources section of its Form 10-KSB/A to summarize the terms of the Company's financing agreements, including the convertible note entered into with Mr. Smith. The Company has also included a disclosure that there are no material operating covenants in either of the subordinated debt agreements nor in the bank loan agreements that would affect the way the Company's business is operated. The Company has also revised its Form 10-QSB/A in response to this comment.

Item 8.A.  Controls and Procedures
----------------------------------

     70. The Company has revised its Form 10-KSB/A and First Quarter, Form 10-QSB/A per your comment.

     71. The Company has revised its Form 10-KSB/A and First Quarter, Form 10-QSB/A per your comment.

     72. The Company has revised its Form 10-KSB/A and First Quarter, Form 10-QSB/A per your comment.

Item 9.  Directors, Executive Officers
--------------------------------------

     73. The Company has added a section to Item 9 of the Form 10-KSB/A to describe why the Company does not have an audit committee financial expert.

Code of Ethics
--------------

     74. A copy of the Company's written Code of Ethics is included with this letter.

Item 10.  Executive Compensation
--------------------------------

Employment Agreements
---------------------

     75. The Company filed the employment agreements for Messrs. Butler, Shively and Johnson as exhibits to the Company's Form 10-QSB for the quarter ended June 30, 2005.

Signatures
----------

     76. Mr. Johnson is also signing as principal accounting officer. The amended Form 10-KSB and amended Form 10-QSB have been revised to indicate that Mr. Johnson is signing in such capacity.

Exhibit C.  Form 10-QSB for the quarter ended March 31, 2005
------------------------------------------------------------

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------

Results of Operations
---------------------

     77. The Company has revised the amended Form 10-QSB to indicate the amount of the large sale to the State of Mexico. The Company has also revised the amended Form 10-QSB to indicate why sales at Dolphin were down slightly from the prior year and why the Company experienced the sales decrease overall. Finally, the Company has revised the Form 10-QSB to indicate the nature of the consulting fees and deferred compensation described under the "Selling and Marketing Costs" section.

Liquidity and Capital Resources
-------------------------------

     78. The Company has revised the Form 10-QSB to quantify that its previous growth rate approximated an average of 20% per year. At the time the Form 10-QSB/A was filed the Company was not aware of any trends that would make it unlikely that the Company would fail to meet such growth rate. However, in the aftermath of Hurricane Katrina and the resulting spike in gasoline prices the Company has experienced a worse than expected third quarter as school functions have been interrupted and money is being budgeted for gas increases and repair works, rather than software. The Company is trying to evaluate whether this is a longer term trend.

Item 2.  Unregistered Sales of Equity Securities and USC of Proceeds
--------------------------------------------------------------------

     79. The information required by Item 2. Unregistered Sales of Equity Securities and Use of Proceeds is included in the Form 8-K filed by the Company on April 5, 2005.

     We have included herewith a statement for the Company acknowledging the Company's responsibility for the disclosure.

                                    Yours very truly,



                                    Jerry A. Warren

JAW/jlc